Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Introduces a 5G Assurance and Analytics Solution - RADCOM ACE - to Automate 5G Network Operations

TEL AVIV, Israel – August 5, 2020 − RADCOM Ltd. (Nasdaq: RDCM) announced today the launch of its automated 5G assurance solution – RADCOM ACE – Automated, Containerized, End-To-End Assurance for 5G networks, built on RADCOM’s cloud-native expertise and designed so operators can manage their networks in a more dynamic and agile way.

RADCOM ACE is built to ensure that 5G services continuously run at optimal quality, while at the same time improving the operators’ operational efficiency through automation and rapidly enhancing time to market for new services and innovations. RADCOM ACE is the culmination of RADCOM’s significant product investment over the last few years and reinforced by customer feedback to enable a new way of monitoring 5G services that ensures a great customer experience as operators transition to 5G.

As operators transform their network to 5G, RADCOM’s innovative software will automatically monitor the operators’ services, pinpoint any issues, and resolve them. Ushering in a new paradigm for 5G assurance capabilities, RADCOM ACE will help operators accelerate their 5G transformation by continually monitoring the customer experience and providing tools to rapidly optimize the network to ensure smooth migration for an operators’ customers to 5G.

RADCOM ACE is container-based, cloud-native, and uses the latest advanced virtualization technologies to capture, analyze and process network data at blistering speeds and provide a highly agile solution that helps operators manage their network automatically with less manual labor. Combining cloud-native technologies with cutting-edge Artificial Intelligence (AI) and Machine Learning (ML) to deliver real-time network intelligence, RADCOM ACE significantly reduces the Total Cost of Ownership (TCO) for assurance. The solution is already being trialed at some of the most advanced cloud-native networks worldwide.

“5G networks will require significantly more automation than previous networks to deliver on the expected level of customer experience and solve issues in real-time,” said Eyal Harari, RADCOM’s CEO. “To enable this automation, operators must have real-time, customer-centric insights of the end-to-end network. This enables operators to resolve network degradations quickly while continually delivering great customer experience.”

“RADCOM ACE supports private, public, and hybrid cloud environments, which we already see as a requirement from several operators as it allows for commercial and business agility. By combining cloud-native technology and many years working with leading operators on virtualized networks, RADCOM is well-positioned to answer operators’ need for automated assurance solutions for 5G, which is a strategic focus of the Company and the result of significant product investment over the last few years.”

RADCOM ACE is made of a microservices-based architecture, providing the operator extreme deployment agility and is highly resource-efficient. This flexibility and efficiency enable operators to scale the solution quickly, monitor critical services 24/7, whatever the network load, and utilize their cloud resources cost-effectively. Furthermore, by using AI and ML, RADCOM ACE saves operators significant time and costs by pinpointing network issues that affect the service quality and performance automatically. RADCOM ACE is designed to provide engineers with automated root cause analysis so they can rectify customer-affecting issues as soon as possible rather than waste time investigating their cause.

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For all investor inquiries, please contact:

Investor Relations:
Miri Segal
MS-IR LLC
+1-917-607-8654
msegal@ms-ir.com

Company Contact:

Amir Hai

Chief Financial Officer

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the Core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “believe,” “will,” “plan,” “estimate,” “project,” “intend,” ”may,” “might,” “predict,” ”potential,” “anticipate,” “enable” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the anticipated rollout of 5G and other trends in the communication market, the RADCOM ACE specifications and capabilities or the Company’s activities in connection with the rollout of 5G networks, it is using forward-looking statements. Such statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.